January 21, 2020

Ilan Danieli
Chief Executive Officer
Precipio, Inc.
4 Science Park
New Haven, CT 06511

       Re: Precipio, Inc.
           Registration Statement on Form S-1
           Filed January 14, 2020
           File No. 333-235911

Dear Mr. Danieli:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or
(202) 551-
2076 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Thomas Rose